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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 15)

                         Mine Safety Appliances Company
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                  602720 10 4
                                  -------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].


1.   Name of Reporting Person            John T. Ryan, Jr.
                             -------------------------------------

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]
     (b)  [X]

3.   SEC Use Only
                  -----------------------------------

4.   Citizenship           USA
                  ------------------------------------------------------------

Number of       5.  Sole Voting Power                572,792
                                     ------------------------------------------
Shares
Beneficially    6.  Shared Voting Power                8,928
                                       ----------------------------------------
Owned by
Each            7.  Sole Dispositive Power           581,720
                                          -------------------------------------
Reporting
Person With     8.  Shared Dispositive Power             -0-
                                            -----------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       581,720
     --------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares
           --------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9       9.7%
                                                    --------------

12.  Type of Reporting Person              IN
                             -------------------------------------
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ITEM 1(A) NAME OF ISSUER:
          ---------------

          Mine Safety Appliances Company

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          ------------------------------------------------

          P. O. Box 426
          Pittsburgh, Pennsylvania  15230

ITEM 2(A) NAME OF PERSON FILING:
          ----------------------

          John T. Ryan, Jr.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
          ------------------------------------------------------------

          P. O. Box 426
          Pittsburgh, Pennsylvania  15230

ITEM 2(C) CITIZENSHIP:
          ------------

          USA

ITEM 2(D) TITLE OF CLASS OF SECURITIES:
          -----------------------------

          Common Stock, No Par Value

ITEM 2(E) CUSIP NO.:
          ----------

          602720 10 4

ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B),
          ------------------------------------------------------------------
          CHECK WHETHER THE PERSON FILING IS A:
          -------------------------------------

          Inapplicable. This statement is filed pursuant to Rule 13d-2(b) by a person described in Rule 13d-1(c).

ITEM 4    OWNERSHIP:
          ----------

          See Items (5) through (9) and Item (11) of cover page.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Inapplicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ----------------------------------------------------------------

        The 8,928 shares over which the undersigned shares voting power are held in a trust for which the undersigned is a co-trustee. Under the terms of the trust instrument the undersigned and his co-trustee share the power to direct the receipt of dividends and the proceeds from any sale of such shares.
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ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          ----------------------------------------------------------------------
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          ---------------------------------------------------------

          Inapplicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ----------------------------------------------------------

        The undersigned is not a member of any group of two or more persons who have agreed to act together for the purpose of acquiring, holding, voting or disposing of any equity securities of Mine Safety Appliances Company.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          -------------------------------

          Inapplicable.

ITEM 10   CERTIFICATION:
          --------------

          Inapplicable.


                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    -------------------------------
                                    Date


                                    -------------------------------
                                    Signature

                                    John T. Ryan, Jr.
                                    -------------------------------
                                    Name/Title